SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35486; File No. 812-15606

Fidelity Covington Trust, et al.

March 3, 2025

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice of an application to amend a prior order for exemptive relief.

Summary of Application: Applicants request an order ("Amended Order") that would amend a
Prior Order (as defined below) to expand the universe of instruments in which a Fund (as defined
below) is permitted to invest.

Applicants: Fidelity Covington Trust ("Trust"), Fidelity Management & Research Company
LLC, and Fidelity Distributors Company LLC (collectively, "Applicants").

Filing Dates: The application was filed on July 30, 2024, and amended on November 22, 2024,
January 16, 2025 and February 24, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless
the Commission orders a hearing. Interested persons may request a hearing by e-mailing the
Commission's Secretary at Secretarys-Office@sec.gov and serving Applicants with a copy of the
request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or
by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should
be received by the Commission by 5:30 p.m. on March 28, 2025 and should be accompanied by
proof of service on the Applicants in the form of an affidavit, or, for lawyers, a certificate of
service. Pursuant to rule 0-5 under the Investment Company Act of 1940 ("Act"), hearing
requests should state the nature of the writer's interest, any facts bearing upon the desirability of

a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to

be notified of a hearing may request notification by e-mailing to the Commission's Secretary.

ADDRESSES:

The Commission: Secretarys-Office@sec.gov.

Applicants: Nicole Macarchuk, Esq., at nicole.macarchuk@fmr.com, and Margaret Carey, Esq.,

at margaret.carey@fmr.com.

FOR FURTHER INFORMATION CONTACT: Kris Easter Guidroz, Senior Counsel; Thomas

Ahmadifar, Branch Chief; Daniele Marchesani, Assistant Chief Counsel, at (202) 551-6825

(Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and

conditions, please refer to Applicants' third amended and restated application, dated February 24,

2025, which may be obtained via the Commission's website by searching for the file number at

the top of this document, or for an Applicant using the Company name search field on the SEC's

EDGAR system. The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/companysearch. You may also call the SEC's Office of

Investor Education and Advocacy at (202) 551-8090.

## I.	Introduction

1.	On December 10, 2019, the Commission issued an order,[1] as subsequently

amended on August 5, 2021,[2] under section 6(c) of the Act for an exemption from sections

2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and

---

[1]	*See* Fidelity Beach Street Trust, et al., Investment Company Act Release No. 33683 (Nov. 14, 2019) (notice) and Investment Company Act Release No. 33712 (Dec. 10, 2019) (order).

[2]	*See* Fidelity Beach Street Trust, et al., Investment Company Act Release No. 34326 (Jul. 9, 2021) (notice) and Investment Company Act Release No. 34350 (Aug. 5, 2021) (order).

17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the "Prior Order").[3] The Prior Order permits Applicants to operate actively-managed exchange-traded funds ("ETFs") that are not required to disclose their full portfolio holdings on a daily basis (each, a "Fund"). Rather, pursuant to the Prior Order, each Business Day[4] a Fund publishes a basket of securities and cash that, while different from the Fund's portfolio, is designed to track closely its daily performance ("Tracking Basket").[5]

2. Under the Prior Order, a Fund is permitted to invest only in certain enumerated instruments ("Prior Order Investments").[6] Applicants now seek to amend the Prior Order to permit a Fund to invest in securities and instruments in addition to Prior Order Investments, including but not limited to fixed income securities, foreign investments that do not trade contemporaneously with Shares, and derivatives ("Amended Order Investments"). As part of

---

[3]   Except as specifically noted in the application for the Amended Order, all representations and conditions contained in the application first submitted with the Commission (File No. 812-14364), as amended and restated, and filed with the Commission on November 8, 2019 (the "Original Application"), as modified according to the application for an amended order subsequently submitted with the Commission (File No. 812-15175), as amended and restated, and filed with the Commission on June 30, 2021 ("Custom Basket Application"), remain applicable to the operation of the Funds and will apply to any Funds relying on the Amended Order.

The relief granted under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the "Section 12(d)(1) Relief"), and relief under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act relating to the Section 12(d)(1) Relief, expired on January 19, 2022, except as necessary to allow a Fund's receipt of Representative ETFs included in its Tracking Basket solely for purposes of effecting transactions in Creation Units, in accordance terms and conditions in the Prior Order and notwithstanding the limits of Rule 12d1-4(b)(3). *See* Fund of Funds Arrangements, Investment Company Act Rel. No. 10871 (Oct. 7, 2020), at III. *See also* Original Application at note 73, and Custom Basket Application at note 6.

[4]   All capitalized terms not otherwise defined in this notice have the meanings ascribed to them in the Original Application, as amended by the Custom Basket Application.

[5]   *See* Original Application at 4 and 8.

[6]   *See* Original Application at 7.

Applicants' request, the Funds would comply with additional requirements, including disclosing additional information about their portfolio.

II.   The Application

A.   Applicants' Proposal

3.   The Amended Order would give Funds the same investment flexibility to choose its investments as ETFs relying on rule 6c-11 under the Act ("Rule 6c-11 ETFs")[7] subject to the same portfolio holdings disclosure requirements as Rule 6c-11 ETFs with respect to Amended Order Investments. Pursuant to the Amended Order, each Fund's portfolio will be invested in two sleeves. A Fund will invest the first sleeve solely in Prior Order investments for which the Fund will disclose a Tracking Basket designed to track closely the daily performance of the sleeve (the "Semi-Transparent Sleeve"). A Fund will invest the second sleeve solely in Amended Order Investments and will publicly disclose all such investments daily in accordance with the requirements of rule 6c-11(c) under the Act (the "Fully-Transparent Sleeve"). Applicants represented that the Funds do not intend to use Amended Order Investments to hedge or otherwise offset exposure to Prior Order Investments.

4.   Under the Amended Order, the published Tracking Basket for a Fund that invests in Amended Order Investments will consist of two distinct portions: (i) a first portion corresponding to the Semi-Transparent Sleeve of the Fund's portfolio, constructed in accordance with the terms and conditions of the Prior Order; and (ii) a second portion corresponding to the Fully-Transparent Sleeve of the Fund's portfolio, disclosing all Amended Order Investments in

---

[7]   The Funds are not able to operate in reliance on rule 6c-11 and will not be able to do so under the Amended Order, because they do not and will not disclose all of their portfolio holdings daily as required by the rule. *See* rule 6c-11(c)(1)(i) (requiring an ETF to disclose prominently on its website, publicly available and free of charge, the portfolio holdings that will form the basis for the Fund's calculation of per share NAV).

accordance with the portfolio holdings disclosure requirements of rule 6c-11(c)(1) under the Act. The ratio of the Fully-Transparent Sleeve portion of the Tracking Basket to the total Tracking Basket will correspond to the ratio of the Amended Order Investments to the ETF's aggregate portfolio holdings. The ratio of the Semi-Transparent Sleeve portion of the Tracking Basket to the total Tracking Basket will correspond to the ratio of all investments other than Amended Order Investments to the ETF's aggregate portfolio holdings.

5. Under the Prior Order, for at least the first three years after a Fund's launch, the Adviser must monitor the Fund's Tracking Error, Premiums/Discounts, and trading spreads and promptly call a Board meeting if any of these surpass Board-approved thresholds (the "Three-Year Requirement"). Under the Amended Order, a Fund will be subject to a new Three-year Requirement on the date the Fund first acquires Amended Order Investments, to enable the Adviser and Board to evaluate the Fund's arbitrage processes and trading performance.

B. Considerations relating to the Requested Relief

6. Applicants represented that, given the Funds will disclose all Amended Order Investments in accordance with rule 6c-11, allowing a Fund to have the requested investment flexibility does not give rise to any new policy concerns and will not cause any negative impacts to the Funds' arbitrage processes, bid-ask spreads, premiums/discounts, or otherwise adversely affect the Funds' operations. Further, Applicants stated that they anticipate a Fund's daily disclosure of a Tracking Basket that includes all Amended Order Investments in its portfolio in their actual weights, along with periodic disclosure of full portfolio holdings in accordance with the Funds' portfolio holdings disclosure policies, will allow market participants to understand the relationship between the performance of a Fund and its Tracking Basket and will facilitate the arbitrage process that keeps a Fund's per share market price close to its NAV.

7.   Further, Applicants stated they do not expect a Fund's investments in Amended

Order Investments to cause investor confusion because the Fund's prospectus, market materials,

and website will describe the semi-transparent nature of the Fund and will explain the differences

between the Semi-Transparent Sleeve and the Fully-Transparent Sleeve, including the

investment types that may be included in each sleeve.

II.   Requested Exemptive Relief

Applicants believe that the Prior Order, as amended, continues to meet the relevant

standards for relief pursuant to section 6(c) of the Act for an exemption from sections 2(a)(32),

5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and

17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under

section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the

Act.[8]

III.   Applicants' Conditions:

Applicants agree that any Order of the Commission granting the requested relief will be

subject to all of the conditions in the Prior Order and will be subject to new conditions as

follows:

11.   To the extent a Fund invests in Amended Order Investments, the Fund will

publish a new Tracking Basket that consists of two distinct portions: (i) a first

portion corresponding to the Semi-Transparent Sleeve; and (ii) a second portion

corresponding to the Fully-Transparent Sleeve that fully discloses all Amended

Order Investments in a manner consistent with Rule 6c-11(c)(1). The ratio of the

Fully-Transparent Sleeve portion of the Tracking Basket to the total Tracking

---

8   *See supra* note 3.

Basket will correspond to the ratio of the Amended Order Investments to the ETF's aggregate portfolio holdings. The ratio of the Semi-Transparent portion of the Tracking Basket to the total Tracking Basket will correspond to the ratio of all investments other than Amended Order Investments to the ETF's aggregate portfolio holdings.

12.   Each Fund that invests in Amended Order Investments will publish prominently on its website, which is publicly available and free of charge, on a daily basis, all Amended Order Investments held in its portfolio as of the end of the prior Business Day in accordance with the requirements of Rule 6c-11(c)(1)(i).

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Sherry R. Haywood,

Assistant Secretary.